[redacted]

8-13791

ABK 3/3

SECURITIE 08025040 ON

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

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SEC FILE NUMBER
8 – [redacted]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Analysts Incorporated**

OFFICIAL USE ONLY
Firm I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (DO NOT USE P.O. Box No.)

303 Broadway - Suite 1500

(No. and Street)

Cincinnati	**OH**	**45202-**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Matthew Lynch 513 - 361 - 8700

(Area Code – Telephone Number)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

1900 Scripps Center

312 Walnut Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Account
- ☐ Public Account
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 27 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Cogan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Capital Analysts, Inc., as

of December 31, , 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JAMES R. WATERS, JR.
Notary Public, State of Ohio
My Commission Expires 10-16-2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

STATEMENT OF FINANCIAL CONDITION

Capital Analysts Incorporated

December 31, 2007 with Report of Independent Auditors

Capital Analysts Incorporated

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Auditors

The Board of Directors
Capital Analysts Incorporated

We have audited the accompanying statement of financial condition of Capital Analysts Incorporated, an indirect wholly-owned subsidiary of The Western and Southern Life Insurance Company, as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital Analysts Incorporated at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 15, 2008

Capital Analysts Incorporated

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 5,564,126
Commissions and concessions receivable	405,001
Accounts receivable, general	53,478
Due from clearing firm	1,035,046
Furniture and fixtures (net of accumulated depreciation of $88,806)	498,864
Computer hardware (net of accumulated depreciation of $148,004)	192,762
Computer software (net of accumulated depreciation of $274,219)	1,210,596
Leasehold improvements (net of accumulated depreciation of $23,785)	3,300
Deferred income tax asset	512,859
Deposit with clearing broker	10,000
Fixed maturity security on deposit with clearing broker (cost of $59,625)	62,572
Prepaid expenses	196,912
Investments held under deferred compensation plan, at fair value	2,128,015
Total assets	$ 11,873,531
Liabilities and Stockholder's Equity	
Liabilities:	
Commissions and concessions payable	$ 1,292,779
Accrued expenses and other payables	1,677,560
Payable to affiliate	844,057
Deferred compensation plan liability	2,128,015
Total liabilities	5,942,411
Stockholder's equity:	
Common stock, $50 par value, 1,000 shares authorized; 500 shares issued and outstanding	25,000
Additional paid-in capital	5,214,157
Accumulated surplus	691,963
Total stockholder's equity	5,931,120
Total liabilities and stockholder's equity	$ 11,873,531

See accompanying notes.

Capital Analysts Incorporated

Notes to Statement of Financial Condition

December 31, 2007

1. Organization and Nature of Business

Capital Analysts Incorporated (the Company) is a wholly-owned subsidiary of Columbus Life Insurance Company (the Parent), which is wholly owned by The Western and Southern Life Insurance Company (WSLIC). The Company is a licensed broker-dealer in all states and a registered investment advisor in 49 states, with a national network of independent registered representatives that introduce customer transactions placed through the Company.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase.

Income Taxes

The Company is included in the consolidated federal income tax returns with WSLIC. Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under SFAS No. 109. The benefit from any losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. The Company has adopted the provisions of FIN 48. The adoption of this accounting standard did not have a material impact on the Company's financial statements.

2. Significant Accounting Policies (continued)

The gross amount of deferred income tax assets recorded at December 31, 2007 is $767,390. The gross amount of deferred income tax liabilities recorded at December 31, 2007 is $254,531. The net deferred income tax assets are primarily attributable to timing differences between the recognition of expense on a GAAP and tax basis for contributions made to the deferred compensation plan discussed in Note 6. The Company paid $390,524 to WSLIC for federal income taxes in the current year. The amount of taxes currently payable to WSLIC, included in payable to affiliate, as of December 31, 2007 was $391,302.

Investments

Investments, consisting of a fixed maturity security on deposit with clearing broker and investments held under deferred compensation plan, are stated at fair value, with the change in unrealized gains or losses recognized through the statement of income. Fair value is generally based on published market prices or other relevant factors.

Capitalization of Assets

Furniture and fixtures, computer hardware, and computer software are stated at cost, less accumulated depreciation computed on a half year convention. Leasehold improvements are stated at cost, less accumulated depreciation computed on a straight line basis. Furniture and fixtures are depreciated over seven to ten years. Computer hardware is depreciated over three years. Computer software is depreciated over five years. Computer software includes capitalized internally developed software costs that are expenditures related to the development of a new imaging and workflow system for the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Deposits With Clearing Broker

At December 31, 2007, the Company had deposited funds of $10,000 with an unrelated broker-dealer.

The Company has deposited a U.S. Treasury Note with an unrelated broker-dealer. This security matures in 2008.

4. Related Party Transactions

WSLIC charges the Company a fee for services rendered, including the cost of employees, certain facilities, printing and data processing. The Company incurred $371,942 in 2007 for these services provided by WSLIC, which is included in selling, general, and administrative expenses. Additionally, during the regular course of business, the Company transacts business with certain affiliated companies by earning commission and concession revenue, and paying commissions and concession expenses. The affiliated companies with whom the Company transacts such business include Columbus Life Insurance Company, Integrity Insurance Company, Touchstone Funds, and Todd Investment Advisors.

5. Benefit Plans

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. Employees of the Company can contribute an amount not less than 1% of their periodic compensation up to the maximum annual contribution allowed by current law. Employee contributions become eligible for Company match beginning the first month following the first twelve month period during which the employee worked a minimum of 1,000 hours. The Company matches one half of eligible contributions up to a maximum match of 1%. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Additionally, eligible employees of the Company are covered under the Western-Southern Affiliated Companies Retirement Plan (the Retirement Plan), which is a defined contribution plan to provide additional income after retirement. Eligible participants include employees of the Company who are over twenty-one years of age and have more than 1,000 hours of service during a twelve-month period. Under the Retirement Plan, each participant is provided with an allocation of the Company's contribution that is determined by an annual resolution of the Board of Directors. The Retirement Plan is subject to provisions of ERISA.

6. Deferred Compensation Plan

The Company sponsors a deferred compensation plan for certain producers. The Company purchases mutual funds as directed by the plan participants to fund its related obligations. Such securities are held in a rabbi trust for the participants and are recorded in the Company's statement of financial condition at fair value. The Company's liability is stated at contributions to date plus accumulated investment gains or losses.

7. Leases

The Company continues to lease office space in Radnor, Pennsylvania, the Company's former headquarters, under an operating lease from an unrelated party. At December 31, 2007, future minimum lease commitments under this operating lease are as follows:

Year ending December 31:		
2008	$	429,601
2009		73,058
Total	$	502,659

Future minimum lease payments of $406,283 were deemed to be without economic benefit to the Company and, as a result, were expensed as a part of the Company's exit activities during the current period in accordance with U.S. generally accepted accounting principles.

The Company leases office space in Cincinnati, Ohio under an operating lease agreement from a related party. At December 31, 2007, future minimum lease commitments required under this lease are as follows:

Year ending December 31:		
2008	$	218,594
2009		224,072
2010		229,674
2011		235,416
2012		241,301
Thereafter		1,253,621
Total	$	2,402,678

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $250,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2007, the Company's net capital, as defined, was $2,552,254 which was $2,298,396 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 1.49 to 1.

The Company maintains a special account for the exclusive benefit of customers, carries no customer accounts and promptly transmits all customer funds and securities to its clearing broker.

9. Contingencies

The Company is involved in various legal and regulatory matters arising in the normal course of business. Management of the Company believes that the resolution of these matters will not result in any material adverse impact on the financial position and operations of the Company.

During 2007, the Company was assessed, by a local township, additional Business Privilege Tax for the 2007 estimate as well as for certain prior tax years. The Company is in the process of appealing this assessment. It is too early to evaluate the potential outcome or a range of possible losses, if any, related to this matter. Management intends to vigorously defend its position.

END